SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549
                         ______________

                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)
                  (Amendment No. ____________)*



                DOBSON COMMUNICATIONS CORPORATION
                        (Name of Issuer)



              CLASS A COMMON STOCK, PAR VALUE $.01
                 (Title of Class of Securities)



                            256069105
                         (CUSIP Number)



                        December 31, 2000
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             Rule 13d-1(b)

             Rule 13d-1(c)

        [X]  Rule 13d-1(d)
__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
                              13G

1.     NAMES OF REPORTING PERSONS    DOBSON CC LIMITED PARTNERSHIP
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       (ENTITIES ONLY) IRS No. 73-1443315

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                           (b)  [X]
3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION              OKLAHOMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.   SOLE VOTING POWER            None

  6.   SHARED VOTING POWER          55,540,554

  7.   SOLE DISPOSITIVE POWER       None

  8.   SHARED DISPOSITIVE POWER     55,540,554

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             55,540,554

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*          [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       58.6% of the outstanding shares and 81.6% of the total combined voting power

12.    TYPE OF REPORTING PERSON*

                             PN

------------------------------------------------------------------------------

                              13G

1.     NAMES OF REPORTING PERSONS    EVERETT R. DOBSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                           (b)  [X]
3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.   SOLE VOTING POWER           85,000

  6.   SHARED VOTING POWER         55,721,331

  7.   SOLE DISPOSITIVE POWER      85,000

  8.   SHARED DISPOSITIVE POWER    55,721,331

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             55,806,331

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       58.9% of the outstanding shares and 81.6% of the total combined voting power

12.    TYPE OF REPORTING PERSON*

                             IN

------------------------------------------------------------------------------
                              13G

1.     NAMES OF REPORTING PERSONS    STEPHEN T. DOBSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                          (b)  [X]
3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.   SOLE VOTING POWER           None

  6.   SHARED VOTING POWER         55,540,554

  7.   SOLE DISPOSITIVE POWER      None

  8.   SHARED DISPOSITIVE POWER    55,540,554

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             55,540,554

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       58.6 % of the outstanding shares and 81.6% of the total combined voting power

12.    TYPE OF REPORTING PERSON*

                             IN
------------------------------------------------------------------------------

Item 1(a) Name of Issuer:

          Dobson Communications Corporation

Item 1(b) Address of Issuer's Principal Executive Officers:

          13439 North Broadway Extension
          Oklahoma City, OK  73114

Item 2(a) Name of Person Filing:

          Dobson CC Limited Partnership

Item 2(b) Address of Principal Business Office or, if None, Residence:

          13439 North Broadway Extension
          Oklahoma City, OK  73114

Item 2(c) Citizenship:

          USA

Item 2(d) Title of Class of Securities:

          Class A Common Stock, par value $.01

Item 2(e) CUSIP Member:

          256069105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether The Person Filing is a:

          Not applicable.

Item 4.   Ownership.

     (a) Amount beneficially owned - 55,540,554 shares, all of which are shares of Class B common stock. Each share of Class B common stock is immediately convertible into one share of Class A common stock. Each share of Class B common stock is entitled to ten votes.

     (b) Percent of class - 58.6% of the outstanding shares and 81.6% of the total combined voting power.

     (c)   Number of shares as to which such person has

          (i)    Sole power to vote or to direct the vote - None

          (ii)   Shared  power  to vote or to direct  the  vote -
     55,540,554 shares of Class B common stock.

          (iii) Sole power to dispose or to direct the disposition of - None

          (iv)   Shared  power  to  dispose  or  to  direct   the
     disposition  of   -  55,540,554 shares of   Class  B  common
     stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership  of  More than Five Percent  on  Behalf  of
          Another Person.

          Not applicable.

Item 7.   Identification  and Classification  of  the  Subsidiary
          Which  Acquired the Security Being Reported on  by  the
          Parent Holding Company or Control Person.

          Not applicable.

Item 8. Identification and classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of the Group.

          Not applicable.

Item 10.  Certifications.

          Not applicable.
------------------------------------------------------------------------------
Item 1(a) Name of Issuer:

          Dobson Communications Corporation

Item 1(b) Address of Issuer's Principal Executive Officers:

          13439 North Broadway Extension
          Oklahoma City, OK  73114

Item 2(a) Name of Person Filing:

          Everett R. Dobson

Item 2(b) Address of Principal Business Office or, if None, Residence:

          13439 North Broadway Extension
          Oklahoma City, OK  73114

Item 2(c) Citizenship:

          USA

Item 2(d) Title of Class of Securities:

          Class A Common Stock, par value $.01

Item 2(e) CUSIP Member:

          256069105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether The Person Filing is a:

          Not applicable.

Item 4.   Ownership.

     (a) Amount beneficially owned - 55,806,331 shares, including 265,777 shares of Class A common stock and 55,540,554 shares of Class B common stock. Each share of Class B common stock is immediately convertible into one share of Class A common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

     (b) Percent of Class - 58.9 % of the outstanding shares and 81.6% of the total combined voting power

     (c)  Number of shares as to which such person has:

          (i)   Sole  power to vote or to direct the  vote  of  -
     85,000 shares of Class A common stock.

          (ii)  Shared power to vote or to direct the vote  of  -
     55,721,331 shares, including 55,540,554 shares of Class B common stock (an aggregate of 555,405,540 votes) and 180,777 shares of Class A common stock.

          (iii) Sole power to dispose or to direct the disposition of - 85,000 shares

          (iv)  Shared  power  to  dispose  or  to  direct   the
     disposition  of  -  55,728,331 shares, including  55,540,554 shares of Class B common stock and 180,777 shares of Class A common stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership  of  More than Five Percent  on  Behalf  of
          Another Person.

          The 55, 806,331 shares beneficially owned by Everett R. Dobson include 180,777 shares of Class A common stock held by Dobson Equity, L.L.C., with respect to which Mr. Dobson is one of three managers, and 55,540,554 shares of Class B common stock held by Dobson CC Limited Partnership. The general partner of Dobson CC Limited Partnership is RLD, Inc. Mr. Dobson is the President, sole shareholder and one of two directors of RLD, Inc. Each of Dobson Equity, L.L.C. and Dobson CC Limited Partnership have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock of Dobson
     Communications Corporation. The shares of Class B common stock held by Dobson CC Limited Partnership represent more than five percent of the combined voting power of the total number of shares of Dobson Communications Corporation's outstanding common stock.

Item 7.   Identification  and Classification  of  the  Subsidiary
          Which  Acquired the Security Being Reported on  by  the
          Parent Holding Company or Control Person.

          Not applicable.

Item 8. Identification and classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of the Group.

          Not applicable.

Item 10.  Certifications.

          Not applicable.

-----------------------------------------------------------------------------
Item 1(a) Name of Issuer:

          Dobson Communications Corporation

Item 1(b) Address of Issuer's Principal Executive Officers:

          13439 North Broadway Extension
          Oklahoma City, OK  73114

Item 2(a) Name of Person Filing:

          Stephen T. Dobson

Item 2(b) Address of Principal Business Office or, if None, Residence:

          13439 North Broadway Extension
          Oklahoma City, OK  73114

Item 2(c) Citizenship:

          USA

Item 2(d) Title of Class of Securities:

          Class A Common Stock, par value $.01

Item 2(e) CUSIP Member:

          256069105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether The Person Filing is a:

          Not applicable.

Item 4.   Ownership.

     (a) Amount beneficially owned -55,540,554 shares, all of which are shares of Class B common stock. Each share of Class B common stock is immediately convertible into one share of Class A common stock.. Each share of Class B common stock is entitled to ten votes.

     (b) Percent of class - 58.6% of the outstanding shares and 81.6% of the total combined voting power.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote - None

          (ii)  Shared  power  to vote or to direct  the  vote  -
     55,540,554 shares of Class B  common stock.

          (iii) Sole power to dispose or to direct the disposition of - None

          (iv)  Shared  power  to  dispose  or  to  direct   the
     disposition of - 55,540,554 shares of Class B common stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership  of  More than Five Percent  on  Behalf  of
          Another Person.

          The 55,540,554 shares of Class B common stock beneficially owned by Mr. Dobson are held by Dobson CC Limited Partnership. Mr. Dobson is one of two directors of RLD, Inc., the general partner of Dobson CC Limited Partnership. Dobson CC Limited Partnership has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock of Dobson Communications Corporation. The shares of common stock held by Dobson CC Limited Partnership represent more than five percent of the combined voting power of the total number of shares of Dobson Communications Corporation's outstanding common stock.

Item 7.   Identification  and Classification  of  the  Subsidiary
          Which  Acquired the Security Being Reported on  by  the
          Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of the Group.

          Not applicable.

Item 10.  Certifications.

          Not applicable.

          After  reasonable  inquiry  and  to  the  best  of   my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2001                Dobson CC Limited Partnership

                                By  RLD, Inc., general partner

                                  By  EVERETT R. DOBSON
                                      Everett R. Dobson, President

                                EVERETT R. DOBSON
                                Everett R. Dobson

                                STEPHEN T. DOBSON
                                Stephen T. Dobson

                        INDEX TO EXHIBITS
Exhibit No.   Description                 Method of Filing
-----------   -----------                 ----------------
 99.1         Joint Filing Agreement      Filed herewith electronically